STANDARD LIFE

Standard Life plc
Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH
Tel: 0131 225 2552
www.standardlife.com

17 April 2009

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

STANDARD LIFE PLC – INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B) UNDER THE U.S SECURITIES EXCHANGE ACT OF 1934
FILE #82-34998

Further to the new reporting requirements for non-US issuers, I confirm that Standard Life plc will maintain its exemption pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act of 1934, as amended, by electronic publication of English language disclosures in the United Kingdom.

Yours faithfully

Julie Durie

Julie Durie
Group Secretarial Assistant
Group Secretariat

Tel: 0131 245 6772
Fax: 0131 245 5992
julie_durie@standardlife.com

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